787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

March 15, 2017

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ClearBridge Large Cap Growth Fund (the “Fund”), a series of Legg Mason

Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 377

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Mr. Williamson:

The Trust filed the Amendment with respect to the Fund on January 20, 2017 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of March 21, 2017. This letter responds to the comments that you provided in a telephone conversation with the undersigned on March 2, 2017. For your convenience, those comments are set forth below and the Trust’s response to each comment is set out immediately under the comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

As a result of the U.S. Department of Labor’s proposed delay of the applicability of the “Fiduciary Rule,” the Trust has determined not to proceed with the conversion of Class FI shares to Class T shares at this time. As a result, references to Class T shares will be deleted from the Rule 485(b) filings to be made by the Trust on behalf of the Fund and other funds with November 30 fiscal year ends later in March.

General

Comment No. 1: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review the responses and respond to the Trust prior to the Rule 485(b) filing the Trust will make with respect to the Fund.

NEW YORK      WASHINGTON      HOUSTON      PARIS      LONDON       MILAN      ROME      FRANKFURT      BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Response: As requested, we have filed this letter on behalf of the Trust, which includes any revised disclosure, on EDGAR as a CORRESP filing.

Prospectus – Fees and expenses of the fund

Comment No. 2: Please explain why “other expenses” for Class T (formerly, Class FI) shares are estimated and how the estimate was arrived at.

Response: As noted above, the conversion of Class FI shares to Class T shares is not going forward at this time. Nevertheless, “other expenses” for Class FI shares are estimated because no Class FI shares were outstanding during the Fund’s fiscal year ended November 30, 2016. Class FI shares incur transfer agent fees in a different amount from the Fund’s other classes, as contemplated by Rule 18f-3(a)(1)(ii) under the Investment Company Act of 1940, so “other expenses” include the maximum transfer agent fee applicable to Class FI shares. Expenses that are incurred at the Fund level are estimated for Class FI shares based on the estimated assets for that Class.

Prospectus – Principal investment strategies

Comment No. 3: Please revise the Item 4 disclosure to include a summary of how the subadviser decides to buy and sell portfolio securities.

Response: The disclosure under Item 4, “Principal investment strategies,” has been revised as follows (new language is in italics):

Under normal circumstances, the fund invests at least 80% of its net assets, plus borrowings for investment purposes, if any, in equity securities or other instruments with similar economic characteristics of U.S. companies with large market capitalizations. The core holdings of the fund are large capitalization companies that the portfolio managers believe to be dominant in their industries due to product, distribution or service strength. The portfolio managers emphasize individual security selection while diversifying the fund’s investments across industries, which may help to reduce risk. The portfolio managers attempt to identify established large capitalization companies with the highest growth potential. The portfolio managers then analyze each company in detail, ranking its management, strategy and competitive market position. Finally, the portfolio managers attempt to identify the best values available among the growth companies identified. The portfolio managers may sell a security if it no longer meets the fund’s investment criteria or for other reasons, including to meet redemptions or to redeploy assets to better investment opportunities.

Prospectus – Appendix

Comment No. 4: Please confirm that all sales load variations for all share classes that are specific to a particular financial intermediary are included in the Appendix or advise why that was not done (see Frequently Asked Questions on IM Guidance Update 2016-06 (Mutual Fund Fee Structures), February 15, 2017).

Response: The Trust confirms that all sales load variations for all share classes that are specific to a particular financial intermediary are included in the Appendix.

Statement of Additional Information (“SAI”)

Comment No. 5: We note that the SAI includes disclosure about the Fund’s ability to invest in derivatives but that the Fund’s annual report for the year ended November 30, 2016 filed on Form N-CSR states that the Fund did not invest in derivative instruments. Please confirm that the Fund does not intend to invest in derivatives to a principal extent in 2017. If the Fund is unable to make this statement, please revise the prospectus disclosure to address the types of derivatives in which the Fund will invest and the purposes for which the derivatives will be used.

Response: The Trust confirms that the Fund does not intend to invest in derivatives to a principal extent in 2017.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Cc:	Susan D. Lively, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Juliet Mun, Esq., Willkie Farr & Gallagher LLP